Exhibit 99.1

REPORT ON VOTING RESULTS
Annual Meeting of Shareholders
April 30, 2009

National Instrument 51-102 — Section 11.3 (Canada)	Form 6-K (U.S.A.)
The Annual Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) was held on April 30, 2009 in New York, New York, U.S.A. At this meeting, there were 192 shareholders represented in person or by proxy holding 341,093,363 Common shares, representing approximately 87% of the 391,118,440 issued and outstanding Common shares and 20 shareholders represented in person or by proxy holding 13,901,998 Class A Redeemable Voting Preferred shares, representing approximately 98% of the 14,201,980 issued and outstanding Class A Redeemable Voting Preferred shares.
The following is a summary of the votes cast by the Common and Class A Redeemable Voting Preferred shareholders represented at this meeting.
Election of Directors
All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors as follows:

		% of Votes
		Cast by	Votes
Class	Votes For	Proxy	Withheld

Class A Redeemable Voting Preferred	13,901,321	100.00	nil
Common	340,510,863	100.00	575,632
With respect to the election of directors, the Corporation’s Articles state that each Class A Redeemable Voting Preferred shareholder and each Common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.
The allocation of the votes among the elected directors was as follows:

			% of Votes	Votes
Class	Director	Votes For	Cast by Proxy	Withheld

Class A Redeemable Voting Preferred	Gordon E. Arnell	13,900,421	99.99	900
	William T. Cahill	13,901,321	100.00	nil
	Richard B. Clark	13,901,321	100.00	nil
	Jack L. Cockwell	13,901,321	100.00	nil
	J. Bruce Flatt	13,901,321	100.00	nil
	Roderick D. Fraser	13,901,321	100.00	nil
	Paul D. McFarlane	13,900,421	99.99	900
	Allan S. Olson	13,901,321	100.00	nil
	Linda D. Rabbitt	13,900,601	99.99	720
	Robert L. Stelzl	13,900,421	99.99	900
	Diana L. Taylor	13,901,321	100.00	nil
	John E. Zuccotti	13,900,601	99.99	720

			% of Votes	Votes
Class	Director	Votes For	Cast by Proxy	Withheld

Common	Gordon E. Arnell	339,707,715	99.60	1,378,780
	William T. Cahill	340,211,131	99.74	875,364
	Richard B. Clark	340,237,716	99.75	848,779
	Jack L. Cockwell	340,346,358	99.78	740,137
	J. Bruce Flatt	300,517,807	88.11	40,568,688
	Roderick D. Fraser	340,360,212	99.79	726,283
	Paul D. McFarlane	340,056,983	99.70	1,029,512
	Allan S. Olson	340,133,712	99.72	952,783
	Linda D. Rabbitt	340,212,613	99.74	873,882
	Robert L. Stelzl	340,475,840	99.82	610,655
	Diana L. Taylor	339,997,311	99.68	1,089,184
	John E. Zuccotti	339,758,299	99.61	1,328,196
Appointment of Auditors
The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

			% of Votes	Votes
Class	Outcome	Votes For	Cast by Proxy	Withheld

Class A Redeemable Voting Preferred	Carried	13,901,321	100.00	Nil
Common	Carried	341,041,482	100.00	45,201
There were no other matters to come before the meeting that required a vote by either the Class A Redeemable Voting Preferred shareholders or Common shareholders.

Date: May 7, 2009.	BROOKFIELD PROPERTIES CORPORATION
/s/ “Brett M. Fox”
Brett M. Fox
Chief Administrative Officer and Secretary